

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2022

James McArthur, Ph.D.
President and Chief Executive Officer
PepGen Inc.
245 Main Street
Cambridge, MA 02142

>**Re: PepGen Inc.**
>**Amendment No. 1 to Draft Registration Statement on Form S-1**
>**Submitted February 11, 2022**
>**CIK No. 0001835597**

Dear Dr. McArthur:

 We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 11, 2022

PGN-EDO51, page 3

1. We note your response to prior comment 5 and that you "observed the most potent exon 51 skipping based on a cross trial comparison with publicly-available data...." If you have not conducted head-to-head trials, please revise your disclosure to clearly state this fact and disclose why you believe these comparisons are appropriate. If you provide disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials that would help an investor make a meaningful comparison and understand the supporting trials and any limitations and qualifications associated with such trials (e.g., number of patients and whether any patients dropped out of the trial or were otherwise excluded and the reasons, patient population, dosage, how

the baseline was measured in each study, the phase of the trial, serious adverse events, etc.). Please also remove your reference to "potent" and discuss the data, rather than drawing conclusions from the results.

Preclinical tolerability data: Generally well-tolerated at clinically-relevant dose levels, page 141

2.   We note your response to our prior comment 15, which we reissue. Please revise to discuss the significance of the magnesium levels and indications of hypomagnesemia observed for your PGN-EDO51 product candidate.

You may contact Tara Harkins at 202-551-3639 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu, Esq.